AB 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2011 FEB -9 PM 2:54
SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Energynet.com, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 West, Suite 319
(No. and Street)

Amarillo (City) Texas (State) 79106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim D. Black 806-351-2953
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

14755 Preston Road, Ste. 320 (Address) Dallas (City) Texas (State) 75254 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019850

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Jim D. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Jim D. Black, CFO, COO

Title

Notary Public - Lisa Cox

LISA COX
Notary Public, State of Texas
My Commission Expires
December 16, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

ENERGYNET.COM, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED
DECEMBER 31, 2010 AND 2009

ENERGYNET.COM, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

We have audited the consolidated statements of financial condition of EnergyNet.com, Inc. and subsidiary (collectively, the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnergyNet.com, Inc. and subsidiary as of December 31, 2010 and 2009, and the results of their operations, and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects to the basic consolidated financial statements taken as a whole.

Hein & Associates LLP

Dallas, Texas
January 31, 2011

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone: 972-458-2296
Fax: 972-788-4943
www.heincpa.com

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2010	December 31, 2009
ASSETS:		
Cash and cash equivalents	$ 1,805,284	$ 1,550,924
Restricted cash	7,098,961	7,938,399
Short-term investments	802,269	602,725
Auction proceeds receivable	65,909	6,753,355
Securities owned, marketable, at market value	-	19,820
Prepaid expenses	41,108	56,230
Equipment:		
Software	731,167	559,658
Computer equipment	509,332	388,491
Furniture and equipment	162,345	155,361
	1,402,844	1,103,510
Less accumulated depreciation	(1,007,302)	(853,374)
Total assets	$ 10,209,073	$ 17,171,589
LIABILITIES:		
Accounts payable and accrued liabilities	$ 187,862	$ 107,486
Income taxes payable	26,563	223,654
Auction proceeds payable	7,164,870	14,691,754
Deferred tax liabilities	57,886	57,886
Total liabilities	7,437,181	15,080,780
COMMITMENTS AND CONTINGENCIES (Note 5)		
STOCKHOLDERS' EQUITY (Note 3):		
Common stock	2,230	2,228
Paid-in capital in excess of par value	826,181	822,683
Retained earnings	1,943,481	1,265,898
Total stockholders' equity	2,771,892	2,090,809
Total liabilities and stockholders' equity	$ 10,209,073	$ 17,171,589

See accompanying notes to these consolidated financial statements.

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31, 2010	2009
REVENUES:		
Commissions	$ 4,391,705	$ 3,342,793
Other revenue	190,588	316,522
Interest income	13,902	16,071
Trading gains	23,463	-
Total revenues	4,619,658	3,675,386
EXPENSES:		
General and administrative expenses	3,185,034	2,452,384
Depreciation	153,928	106,840
Sales commission	576,112	351,200
Trading losses	-	4,890
Total expenses	3,915,074	2,915,314
INCOME BEFORE PROVISION FOR INCOME TAXES	704,584	760,072
PROVISION FOR INCOME TAXES	27,001	285,066
NET INCOME	$ 677,583	$ 475,006

See accompanying notes to these consolidated financial statements.

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock		Paid-in Capital in Excess of	Retained	Total Stockholders'
	Shares	Par Value	Par Value	Earnings	Equity
BALANCE, January 1, 2009	22,553,086	$ 2,255	$ 863,906	$ 790,892	$ 1,657,053
Issuance of common stock pursuant to option exercises	10,000	1	2,499	-	2,500
Purchase and retirement of treasury shares	(278,222)	(28)	(43,722)	-	(43,750)
Net income	-	-	-	475,006	475,006
BALANCE, December 31, 2009	22,284,864	2,228	822,683	1,265,898	2,090,809
Issuance of common stock pursuant to option exercises	14,000	2	3,498	-	3,500
Net income	-	-	-	677,583	677,583
BALANCE, December 31, 2010	22,298,864	$ 2,230	$ 826,181	$ 1,943,481	$ 2,771,892

See accompanying notes to these consolidated financial statements.

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 677,583	$ 475,006
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	153,928	106,840
Trading (gains) losses	-	4,890
Deferred tax expense	-	15,747
Decrease (increase) in operating assets:		
Restricted cash	839,438	(3,530,439)
Auction proceeds receivable	6,687,446	(6,646,329)
Securities owned	19,820	-
Prepaid expenses	15,122	163
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	80,376	28,735
Income taxes payable	(197,091)	128,669
Auction proceeds payable	(7,526,884)	10,176,768
Net cash provided by operating activities	749,738	760,050
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of software	(171,509)	(32,632)
Purchase of equipment	(127,825)	(89,405)
Change in short-term investments	(199,544)	1,095
Net cash used in investing activities	(498,878)	(120,942)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from stock option exercises	3,500	2,500
Purchase and retirement of treasury shares	-	(43,750)
Net cash used in financing activities	3,500	(41,250)
NET INCREASE IN CASH AND CASH EQUIVALENTS	254,360	597,858
CASH AND CASH EQUIVALENTS, beginning of year	1,550,924	953,066
CASH AND CASH EQUIVALENTS, end of year	$ 1,805,284	$ 1,550,924
SUPPLEMENTAL INFORMATION:		
Interest paid	$ -	$ -
Income taxes paid	$ 224,091	$ 112,998

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of EnergyNet.com, Inc. (the "Company") is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

Organization and Basis of Presentation
EnergyNet.com, Inc. is a Texas corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in facilitating the sale of operated and nonoperated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through an Internet-based live auction.

On February 13, 2009, the Company formed EnerCor Development, LLC ("EnerCor") in the state of Texas. EnerCor participates in a joint venture with an unrelated third party to facilitate the sale of oil and gas drilling prospects.

The Company's consolidated financial statements include all of the accounts of its wholly-owned subsidiary as mentioned above. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash.

Short-term Investments
Short-term investments consist of certificates of deposit, typically having original maturities of 180 days.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value.

Equipment
Equipment is stated at cost. Software costs represent the costs of developing the Company's Internet site and developing other Internet sites under contractual agreements. Expenditures that constitute upgrades or enhancements are capitalized. Computer equipment and furniture are depreciated using the double-declining balance method over five and seven years, respectively. Software is depreciated using the

straight-line method over three years. Charges for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred. As items are disposed, the related cost and accumulated depreciation are removed and any excess of cost over accumulated depreciation is recognized as a charge to earnings.

Revenue Recognition

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in general and administrative expenses amounted to $63,950 and $85,874 for the years ended December 31, 2010 and 2009, respectively.

Income Taxes

The Company is subject to US Federal income taxes and income and margin taxes in the state of Texas. On January 1, 2010, the Company elected to be treated under Subchapter S of the Internal Revenue Code. Accordingly, effective January 1, 2010, the Company is no longer subject to US Federal Income Tax. US Federal Income Taxes are the responsibility of the Company's shareholders in direct proportion to their individual ownership percentages in the Company.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when the Company's management believes that it is more likely than not that the benefit from the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statement of income.

Based on management's analysis, the Company did not have any uncertain tax positions as of December 31, 2010 or 2009. The Company files income tax returns in the U.S. federal jurisdiction and the state of Texas. There are currently no income tax examinations underway for these jurisdictions. The

Company's income tax returns are subject to examination by the relevant taxing authorities as follows: U.S. Federal income tax returns for tax years 2007 and forward; Texas income and margin tax returns for tax years 2006 and forward.

Share-Based Compensation
The Company measures and records compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Additionally, compensation costs for share-based awards are recognized over the requisite service period based on the grant-date fair value.

Comprehensive Income
The Company had no elements of comprehensive income other than net income for the years ended December 31, 2010 or 2009.

2. RESTRICTED CASH, AUCTION PROCEEDS RECEIVABLE AND PAYABLE

The Company collects auction proceeds from winning bidders on closed auctions. Such proceeds are generally due within two days of auction closing. The proceeds, net of the Company's commission and other fees, are generally due to the seller within ten days of auction closing. The cash collected from winning bidders is held in an escrow account until such funds are distributed to the owners.

Cash collected from winning bidders is reflected on the Company's statement of financial condition as restricted cash.

Auction proceeds receivable represent uncollateralized amounts receivable from winning bidders on closed auctions due under normal trade terms, generally requiring payment within two days from the invoice date. Unpaid auction proceeds receivable generally bear no interest. Auction proceeds receivable are stated at the amount billed to the customer plus any accrued and unpaid interest. Customer account balances with invoices dated over 30 days old are considered delinquent.

Management individually reviews all delinquent auction proceeds receivable balances and attempts to collect such balances. In the event that collection attempts fail, management writes off the receivable against the related proceeds payable. All auction proceeds receivable outstanding at December 31, 2010 and 2009 were collected under normal terms.

Auction proceeds due to sellers, net of the Company's commission and other fees, are reflected on the Company's statement of financial condition as auction proceeds payable. Such amounts will fluctuate depending on the level of auction closing activity in the five- to ten-day period preceding the date of the statement of financial condition. The following is a summary of the balances in restricted cash, auction proceeds receivable and auction proceeds payable at December 31:

	2010	2009
Restricted cash	$ 7,098,961	$ 7,938,399
Auction proceeds receivable	65,909	6,753,355
Total amounts received or due from buyers	$ 7,164,870	$ 14,691,754
Auction proceeds payable	$ 7,164,870	$ 14,691,754

The decrease in these amounts from December 31, 2009 to December 31, 2010 is attributable to lower auction closing activities in the last five to ten days of 2010 compared with the last five to ten days of 2009.

3. STOCKHOLDERS' EQUITY

The Company has the following elements of stockholders' equity at December 31, 2010 and 2009:

Preferred Stock
20,000,000 shares authorized, at $.0001 par value, no shares outstanding at December 31, 2010 or 2009.

Common Stock
50,000,000 voting shares authorized, at $.0001 par value. There were 22,298,864 and 22,284,864 shares of common stock issued and outstanding at December 31, 2010 and 2009, respectively. During January 2009, the Company purchased and retired 153,322 shares of its common stock for $25,000 in cash, or approximately $0.16 per share, representing the estimated fair value of those securities on the date of the transaction. During August 2009, the Company purchased and retired 125,000 shares of its common stock for $18,750, or $0.15 per share, representing the estimated fair value of those securities on the date of the transaction.

Paid-In Capital in Excess of Par Value
Represents the proceeds received in excess of par value for common and preferred shares, net of costs associated with the issuance of the shares.

Dividends
The Company's board of directors did not declare a dividend during the years ended December 31, 2010 or 2009.

4. INCOME TAXES

The Company's provision for income taxes comprised the following for the years ended December 31:

	2010	2009
Current income tax expense:		
U.S. Federal	$ 2,962	$ 241,365
State	24,039	27,954
Total current	27,001	269,319
Deferred income tax expense:		
U.S. Federal	-	15,005
State	-	742
Total deferred	-	15,747
Total provision for income taxes	$ 27,001	$ 285,066

For the year ended December 31, 2010, the Company's provision for income taxes consisted of the Texas margin tax, reflecting the Company's election to be treated under Subchapter S of the Internal Revenue

Code. For the year ended December 31, 2009, the primary differences between the Company's tax provision and tax expense at federal statutory rates were nondeductible expenses and state taxes.

The Company's net deferred tax assets and liabilities arose prior to its election to be treated under Subchapter S of the internal revenue code, and consisted of the following at December 31:

	2010	2009
Deferred tax assets:		
Expenses deductible in future periods	$ 45,573	$ 45,573
Deferred tax liabilities:		
Differences in fixed asset depreciation and capitalization methods	(84,149)	(84,149)
Other	(19,310)	(19,310)
Total deferred tax liabilities	(103,459)	(103,459)
Net deferred tax assets (liabilities)	$ (57,886)	$ (57,886)

5. COMMITMENTS AND CONTINGENCIES

Lease Arrangements

The Company leases office space in Amarillo and Dallas, Texas under non-cancelable operating lease arrangements expiring June 30, 2013 and July 31, 2011, respectively. The Company maintains office space in other locations under month-to-month leasing arrangements. Additionally, the Company reimburses certain employees for the use of their home offices. Rent expense related to these arrangements amounted to $97,678 and $94,617 for the years ended December 31, 2010 and 2009, respectively. Future minimum rents due under the Company's non-cancelable operating leases as of December 31, 2010 were as follows:

Years ending December 31:	
2011	$ 56,380
2012	49,800
2013	49,800
	$ 155,980

Litigation

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the

Company had net capital of $2,380,887, which was $2,280,887 in excess of its required net capital of $100,000.

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. The Company handled no customer securities or accounts during the years ended December 31, 2010 or 2009, and accordingly, is not subject to the requirements under SEC Rule 15c3-3.

7. <u>Stock Option Plan</u>

The Company adopted the 2000 Equity Incentive Plan (the "Plan") on November 3, 2000. The Plan provides for grants of up to 3,750,000 options to employees, consultants and directors at exercise prices greater than or equal to market price on the date of the grant. Grants are at the discretion of the Company's Board of Directors, and the options typically vest in equal portions over four years and expire ten years from the date of grant. As of December 31, 2010, 1,531,000 options were available for future awards under the plan.

The Black-Scholes option-pricing model was used to estimate the option fair values. This option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected option term (the amount of time from the grant date until the options are exercised or expire), expected dividends and risk-free rate. Expected volatility was estimated based on our historic trading activity. The risk-free rate was estimated using rates for U.S. Treasury notes with terms similar to the expected term of the Company's options. The expected option term was estimated based on Management's assumption that the options will not be exercised until the end of their contractual lives, or ten years.

The following is a summary of the data related to option grants during the years ended December 31:

	2010	2009
Expected volatility	100%	100%
Risk-free interest rates	3.14%	3.66%
Expected dividends	—	—
Expected term (in years)	10	10
Weighted average per-share fair value of options granted	$0.13	$0.13

The following table summarizes stock options outstanding and activity as of and for the years ended December 31, 2010 and 2009:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2009	1,293,000	$ 0.22
Granted	280,000	0.25
Forfeited	(228,000)	0.19
Exercised	(10,000)	0.25
Outstanding at December 31, 2009	1,335,000	0.23
Granted	260,000	0.25
Forfeited	(50,000)	0.15
Exercised	(14,000)	0.25
Outstanding at December 31, 2010	1,531,000	$ 0.23
Exercisable (fully vested) at December 31, 2010	1,181,000	$ 0.23

The Company received $3,500 and $2,500 from the exercise of options during the years ended December 31, 2010 and 2009, respectively, and the related intrinsic value was insignificant. The 2000 Equity Incentive Plan is a qualified plan under the Internal Revenue Code, and accordingly, the Company did not realize any tax deductions related to the exercise of stock options. Upon exercise, the Company issues the full amount of shares exercisable per the term of the options from new shares, with no plans to repurchase those shares in the future. Options outstanding at December 31, 2010 had a weighted average remaining contractual term of approximately 6.25 years.

Total unrecognized share-based compensation expense from unvested stock options as of December 31, 2010 was insignificant.

8. Concentration of Credit Risk

There were no sellers that represented greater than 10% of total commissions revenue during the years ended December 31, 2009 or 2010.

9. Subsequent Events

Management evaluated subsequent events occurring through January 31, 2011, the date on which these consolidated financial statements were available for issuance. The Company's board of directors declared a dividend of $338,791, or approximately $0.0152 per share, to be paid on or before March 31, 2011, subject to FINRA notice requirements.

SUPPLEMENTARY INFORMATION

ENERGYNET.COM, INC.
SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER FULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Computation of net capital:	
Total stockholders' equity	$ 2,771,892
Deduct stockholders' equity not allowable for net capital	-
	2,771,892
Add:	
Deferred tax liabilities	57,886
Total capital and discretionary liabilities	2,829,778
Deduct:	
Nonallowable assets	
Prepaid expenses	41,108
Equipment	395,542
Haircuts on securities:	
Money markets	10,736
Certificates of deposit	1,505
Total deductions	448,891
Net capital	$ 2,380,887
Computation of aggregate indebtedness:	
Items included in the statement of financial condition:	
Accounts payable and accrued liabilities	$ 187,862
Income taxes payable	26,563
Total aggregate indebtedness	$ 214,425
Percentage of aggregate indebtedness to net capital	9%
Computation of basis net capital requirement:	
Minimum dollar net capital required at 6 2/3 percent	$ 14,295
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 2,280,887
Reconciliation with Company's computation:	
Net capital, as reported in the Company's Part II (unaudited Focus report)	$ 2,506,753
Net audit adjustments	(125,866)
Net capital per above	$ 2,380,887

See independent auditor's report and accompanying notes to consolidated financial statements.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
EnergyNet.com, Inc.

In planning and performing our audit of the consolidated financial statements and supplementary information of EnergyNet.com, Inc. (the "Company"), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 171-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recording differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone: 972-458-2296
Fax: 972-788-4943
www.heincpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer, and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Dallas, Texas
January 31, 2011

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
EnergyNet.com, Inc.
7201 I-40 West, Suite 319
Amarillo, Texas 79106

Attention: William W. Britain

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by EnergyNet.com, Inc. (EnergyNet), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating EnergyNet's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). EnergyNet's management is responsible for EnergyNet's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone: 972-458-2296
Fax: 972-788-4943
www.heincpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

January 31, 2011
Dallas, Texas

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

05219 FINRA DEC
ENERGYNET.COM INC 20*20
7201 I-40 W STE 319
AMARILLO, TX 79106-2634

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jim D. Black, CFO/COO

2. A. General Assessment (item 2e from page 2)		$ -0-
B. Less payment made with SIPC-6 filed (exclude interest) July 6, 2010 Date Paid		(150.00)
C. Less prior overpayment applied		(1,239.00)
D. Assessment balance due or (overpayment)		(1,389.00)
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ (1,389.00)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ -0-	
H. Overpayment carried forward	$(1,389.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Energynet.com, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31st day of January, 20 10.

CFO/COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 10 and ending December 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,619,658
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Auction of oil and natural gas properties	4,619,658
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	4,619,658
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0-
	(to page 1, line 2.A.)